UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK
NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

HERMAN H. RASPÉ, ESQ.
PATTERSON BELKNAP WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109

1	Names of Reporting Person: Philips Pension Trustees Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 42,715,650 (SEE ITEM 5)
	8	Shared Voting Power 215,251,500 (SEE ITEM 5)
	9	Sole Dispositive Power 42,715,650 (SEE ITEM 5)
	10	Shared Dispositive Power 215,251,500 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,715,650 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 17.1% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO, EP

Item 1.  Security and Issuer

The title and class of equity security to which this Schedule 13D relates is the common stock, nominal value €.20 per share (“Common Stock”), of NXP Semiconductors N.V. (the “Issuer”), a public company with limited liability incorporated under the laws of The Netherlands.  The principal executive office of the Issuer is located at High Tech Campus 60, 5656 AG Eindhoven, The Netherlands.

Item 2.  Identity and Background

This Schedule 13D is being filed by Philips Pension Trustees Limited (“Philips Pension Trustees” or the “Reporting Person”), a private limited company organized under the laws of England and Wales.

The principal business of Philips Pension Trustees is to act as trustee of the Philips Pension Fund, a trust established under the laws of the United Kingdom (the “Pension Fund”) to provide pension and retirement benefits for employees of Philips Electronics UK Limited (“PEUK”).  The principal business address of Philips Pension Trustees is Philips Centre, Guildford Business Park, Guildford, Surrey, GU2 8XH, United Kingdom.

The name, business address and present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person is set forth in Schedule I hereto.  Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United Kingdom.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On September 7, 2010, Philips Pension Trustees purchased from Koninklijke Philips Electronics N.V. (“KPENV”) 42,715,650 shares of the Issuer’s Common Stock (the “Transfer Shares”) in a private transaction, pursuant to the terms of an Agreement for the Sale and Purchase of Shares in NXP Semiconductors N.V., dated September 7, 2010 (the “Transfer Agreement”), by and between KPENV and Philips Pension Trustees, in exchange for payment of an initial purchase price of £300,000,000 in cash, or £7.0232 per share (the “Share Transaction”).  All of the funds used for payment of the initial purchase price were derived from a contemporaneous £300,000,000 cash contribution to the Pension Fund by PEUK, the sponsor of the Pension Fund and a subsidiary of KPENV. Under the terms of the Transfer Agreement, the purchase price may be adjusted upward, and Philips Pension Trustees may be required to make an additional payment to KPENV, if on the fourth anniversary of the purchase date, certain specified conditions are met (the “Purchase Price Adjustment”).  The Transfer Agreement is attached as Exhibit 1 hereto and its terms are incorporated herein by reference.

Item 4.  Purpose of Transaction

The Share Transaction was for portfolio investment purposes of the Pension Fund.  Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I hereto, currently has any plans or proposals which relate to or would result in the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.  In connection with the Share Transaction, Philips Pension Trustees was required to join the Shareholders’ Agreement (as defined in Item 6 below), to which KPENV was already a party.  Under the terms of the Shareholders’ Agreement, Philips Pension Trustees is required to vote the Transfer Shares in favor of certain other parties’ nominees to the Issuer’s board of directors.  In addition, Philips Pension Trustees may be required in the future to sell the Transfer Shares and to vote in favor of a sale of control of the Issuer pursuant to drag-along provisions contained in the Shareholders’ Agreement, and may, if joining together with other parties thereto to form the percentage of Common Stock required to trigger such drag-along provisions, similarly require the other parties thereto to sell Common Stock and vote in favor of a sale of control of the Issuer.  The Shareholders’ Agreement is incorporated by reference in this Schedule 13D in Item 7 and its terms are hereby incorporated by reference in this Item 4.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person directly owns 42,715,650 shares of Common Stock representing approximately 17.1% of the outstanding Common Stock, based on 249,251,500 shares of Common Stock outstanding after the Issuer’s initial public offering of Common Stock (as reported in the Prospectus, dated August 5, 2010, filed pursuant to Rule 424(b)(4) by the Issuer on August 6, 2010, Registration No. 333-166128, and assuming that the underwriters’ option to purchase additional shares of Common Stock has not been exercised).

KPENV may appoint the majority of the board of directors of Philips Pension Trustees.  In addition, the Transfer Agreement limits the ability of Philips Pension Trustees to dispose of the Transfer Shares without the consent of KPENV.  Furthermore, the Shareholders’ Agreement grants KPENV the right to nominate one non-executive member of the Issuer’s board of directors and requires Philips Pension Trustees to vote the Transfer Shares in favor of such nominee.

By virtue of (A) the Shareholders’ Agreement, which contains (i) certain restrictions on the transfer of shares of Common Stock held by the parties thereto, (ii) certain agreements as to the voting of such shares, (iii) drag-along provisions requiring the sale of such shares in certain circumstances and (iv) tag-along provisions permitting the parties thereto to participate in the sale of Common Stock by another party, and (B) with respect to KPENV, the Transfer Agreement, which contains the provisions described above, the Reporting Person may be deemed to have formed a group, within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended, and Rule 13d-5 promulgated thereunder, with KPENV and the other parties to the Shareholders’ Agreement (each, an “Other Party” and collectively, the “Other Parties”).  As a result, beneficial ownership of the 172,535,850 shares of Common Stock held directly or indirectly by the Other Parties may be attributed to the Reporting Person, which would result in the beneficial ownership by the Reporting Person of a total of 215,251,500 shares of Common Stock, representing approximately 86.4% of the outstanding Common Stock, based on 249,251,500 shares of Common Stock outstanding after the Issuer’s initial public offering of Common Stock (as reported in the Prospectus, dated August 5, 2010, filed pursuant to Rule 424(b)(4) by the Issuer on August 6, 2010, Registration No. 333-166128, and assuming that the underwriters’ option to purchase additional shares of Common Stock has not been exercised).  Notwithstanding the foregoing, the Reporting Person disclaims that it is a member of a group and disclaims beneficial ownership of all shares of Common Stock held directly or indirectly by the Other Parties.

The aggregate beneficial ownership that may be attributed to KPENV and the Other Parties by virtue of any group that may be deemed to have been formed, as described above, is set forth in Schedule II attached hereto.

 (b) The responses of the Reporting Person to (i) Rows (7) through (10) of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.  By virtue of its rights and obligations under the Shareholders’ Agreement including those described in Item 5(a) hereof, Philips Pension Trustees may be deemed to share voting and dispositive power with respect to the 172,535,850 shares of Common Stock held directly or indirectly by the Other Parties but disclaims beneficial ownership of such shares.  The number of shares of Common Stock as to which KPENV and each Other Party may be deemed to share voting or dispositive power, as well as the information required by Item 2 with respect to each such party, is set forth in Schedule II hereto.

(c) Aside from the Share Transaction described in Item 3 hereof, the Reporting Person has not effectuated any other transactions in Common Stock during the past sixty days.  In accordance with Section 3 of the Shareholders’ Agreement, the Other Parties on or shortly after August 5, 2010 reallocated among themselves their direct and indirect shareholdings in the Issuer.  The Shareholders’ Agreement is incorporated by reference in this Schedule 13D in Item 7 and its terms are hereby incorporated by reference in this Item 5(c).  Aside from the Share Transaction, the Reporting Person is not aware of any other transactions in Common Stock that were effected during the past sixty days by KPENV or any Other Party.

(d) Philips Pension Trustees has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 42,715,650 shares of Common Stock held directly by it.   Pursuant to the Transfer Agreement, Philips Pension Trustees may be required under certain circumstances to make an additional payment to KPENV in respect of the such Common Stock, as described in Item 3 hereof.  The description of the Purchase Price Adjustment set forth in Item 3 hereof and the terms of the Transfer Agreement, which is attached as Exhibit 1 hereto, are incorporated herein by reference.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 4 and 5 hereof is incorporated by reference herein.

Effective as of September 7, 2010, in connection with the Share Transaction, Philips Pension Trustees became a party to a shareholders’ agreement (the “Shareholders’ Agreement”), dated August 5, 2010, among KPENV and the Other Parties.  The Shareholders’ Agreement (i) contains certain limitations on the transfer of shares of Common Stock held by the parties thereto, (ii) permits parties who hold in the aggregate certain percentages of Common Stock to require the sale of Common Stock by all parties pursuant to drag-along provisions contained therein, (iii) permits the parties to participate in the sale of Common Stock by another party pursuant to tag-along provisions contained therein, (iv) permits certain parties to nominate persons to the Issuer’s board of directors and (v) directs the voting of the Common Stock by the parties with respect to certain matters, including the election of certain parties’ nominees to the Issuer’s board of directors.  The Shareholders’ Agreement is incorporated by reference in this Schedule 13D in Item 7 and its terms are hereby incorporated by reference in this Item 6.

In connection with the Share Transaction, Philips Pension Trustees and KPENV entered into the Transfer Agreement, which limits the ability of Philips Pension Trustees to dispose of the Transfer Shares without the consent of KPENV.  In addition, as described in Item 3 hereof, Philips Pension Trustees may be required to make an additional payment to KPENV in respect of the Transfer Shares under certain circumstances.  The description of the Purchase Price Adjustment set forth in Item 3 hereof and the terms of the Transfer Agreement, which is attached as Exhibit 1 hereto, are incorporated herein by reference.

In addition, Philips Pension Trustees by letter dated as of September 7, 2010 (the “Lock-Up Letter”) agreed, in respect of the Transfer Shares and in connection with the Issuer’s initial public offering of Common Shares, not to transfer the Transfer Shares for a period of 180 days without the consent of the underwriters of such initial public offering (subject to certain exceptions), and further agreed to certain other restrictions in respect of the Transfer Shares.  Effective as of September 7, 2010, Philips Pension Trustees in connection with the Share Transaction acquired certain rights, as the assignee of KPENV, under a Registration Rights Agreement, dated as of August 5, 2010, among the Issuer, KPENV and the parties listed on Schedule III hereto (the “Registration Rights Agreement”). The Registration Rights Agreement is incorporated by reference in this Schedule 13D in Item 7, the Lock-Up Letter is attached as Exhibit 4 hereto and the terms of each are hereby incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Agreement for the sale and purchase of shares in NXP Semiconductors N.V., dated September 7, 2010, between KPENV and Philips Pension Trustees.*

Exhibit 2: Shareholders’ Agreement, dated August 5, 2010 (filed as Exhibit 2 to the Issuer’s Report on Form 6-K on August 10, 2010).**

Exhibit 3: Registration Rights Agreement, dated as of August 5, 2010 (filed as Exhibit 3 to the Issuer’s Report on Form 6-K on August 10, 2010).**

Exhibit 4:  Lock-Up Letter, dated as of September 7, 2010, from Philips Pension Trustees to Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.*

* Filed herewith

** Incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2010

PHILIPS PENSION TRUSTEES LIMITED

/s/ M. R. Armstrong
Name: M. R. Armstrong
Title: Director, Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
PHILIPS PENSION TRUSTEES LIMITED

The name, business address and present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Philips Pension Trustees is set forth below.  Except as set forth below, each of the directors and executive officers of Philips Pension Trustees is a citizen of the United Kingdom.  The business address of each of the directors and executive officers of Philips Pension Trustees is Philips Centre, Guildford Business Park, Guildford, Surrey, GU2 8XH, United Kingdom.  The principal business of Philips Pension Trustees is to act as trustee of the Philips Pension Fund, a trust established under the laws of the United Kingdom to provide pension and retirement benefits for employees of Philips Electronics UK Limited.

Philips Pension Trustees
Name (Citizenship)	Present Principal Occupation or Employment
Mr. D. H. Jordan	Chairman of the Board of Directors of Philips Pension Trustees
Mr. C. Andrew	Member of the Board of Directors of Philips Pension Trustees
Mr. W. W. Bryant	Member of the Board of Directors of Philips Pension Trustees
Mr. I. Huitson	Member of the Board of Directors of Philips Pension Trustees
Mr. C. Petrie	Member of the Board of Directors of Philips Pension Trustees
Mrs. S. Roberts	Member of the Board of Directors of Philips Pension Trustees
Mr. G. Tranter	Member of the Board of Directors of Philips Pension Trustees
Mr. C. Auton	Member of the Board of Directors of Philips Pension Trustees
Mr. R. Ayres	Member of the Board of Directors of Philips Pension Trustees
Mrs. M. Slater	Member of the Board of Directors of Philips Pension Trustees
Mr. M. R. Armstrong	Secretary and Member of the Board of Directors of Philips Pension Trustees
Mr. A. Holmes	Pension Manager, Philips Pension Trustees

SCHEDULE II

KPENV AND OTHER PARTIES TO SHAREHOLDERS’ AGREEMENT

This Schedule II sets forth the information required by Items 2 and 5(a) and (b) for each of the parties to the Shareholders’ Agreement other than Philips Pension Trustees, to the extent such information is known by Philips Pension Trustees.  Such information is derived from (i) representations made by the Issuer in the Prospectus, dated August 5, 2010, filed pursuant to Rule 424(b)(4) by the Issuer on August 6, 2010, Registration No. 333-166128, (ii) information set forth in the Shareholders’ Agreement and (iii) with respect to KPENV, certain additional information provided by KPENV.  While the Reporting Person has no reason to believe that such information is not reliable, the Reporting Person only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information.

A.            KPENV

Item 2, Principal Business:  Manufacture and distribution of electronic and electrical products
Item 2, Principal Office Address:  Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
Item 2, Place of Organization:  The Netherlands
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:  215,251,500 *
Item 5(a), Percentage of Outstanding Common Stock:  86.4% *
Item 5(b), Deemed Shared Voting Power:  215,251,500 *
Item 5(b), Deemed Shared Dispositive Power:  215,251,500 *

*
On September 7, 2010, KPENV transferred the entirety of its holdings of Common Stock to Philips Pension Trustees and no longer holds any Common Stock. Due to the governance arrangements between KPENV and Philips Pension Trustees (described in Item 5), and in light of certain provisions of the Shareholders’ Agreement and Transfer Agent (each as described in Item 6), KPENV may be deemed to beneficially own shares of Common Stock held by Philips Pension Trustees and the Other Parties.

B.            OTHER PARTIES

Item 2, Party Name:	AlpInvest Partners CSI 2006 Lion C.V.	AlpInvest Partners Later Stage II-A Lion C.V.	Apax NXP VI 1 L.P.	Apax NXP VI A L.P.
Item 2, Principal Office Address:	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands	c/o Alpinvest Beheer, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500	215,251,500	215,251,500

SCHEDULE II (CONT.)

Item 2, Party Name:	Meridian Holding S.a.r.l.	Apax NXP V A L.P.	Apax NXP V B-2 L.P.	Apax NXP US VII L.P.
Item 2, Principal Office Address:	Unknown	Unknown	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500	215,251,500	215,251,500

Item 2, Party Name:	Bain Capital Lion Holdings L.P.	Bain Capital Fund IX L.P.	Bain Pumbaa LuxCo S.a.r.l.	NXP Co-Investment Partners L.P.
Item 2, Principal Office Address:	111 Huntington Avenue, Boston, MA 02199, U.S.A.	111 Huntington Avenue, Boston, MA 02199, U.S.A.	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500	215,251,500	215,251,500

SCHEDULE II (CONT.)

Item 2, Party Name:	NXP Co-Investment Investor S.a.r.l.	KKR NXP (Millenium) Limited	KKR NXP (2006) Limited	KKR NXP (European II) Limited
Item 2, Principal Office Address:	Unknown	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500	215,251,500	215,251,500

Item 2, Party Name:	KKR Associates Europe II Limited Partnership	KKR NXP Investor S.a.r.l.	SLTI II Cayman NXP, L.P.	SLP II Cayman NXP, Ltd.
Item 2, Principal Office Address:	c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019, U.S.A.	Unknown	c/o 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025, U.S.A.	c/o 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025, U.S.A.
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500	215,251,500	215,251,500

SCHEDULE II (CONT.)

Item 2, Party Name:	SL II NXP S.a.r.l.	Stichting Management Co-Investment NXP
Item 2, Principal Office Address:	Unknown	Unknown
Item 5(a), Shares of Common Stock Deemed to Beneficially Own:	215,251,500	215,251,500
Item 5(a), Percentage of Outstanding Common Stock:	86.4%	86.4%
Item 5(b), Deemed Shared Voting Power:	215,251,500	215,251,500
Item 5(b), Deemed Shared Dispositive Power:	215,251,500	215,251,500

C.           ITEMS 2(D) & (E)

Item 2(d) & (e):  During the last five years, none of the persons listed on this Schedule II, to the knowledge of the Reporting Person, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE III

LIST OF OTHER PARTIES TO THE REGISTRATION RIGHTS AGREEMENT

AlpInvest Partners CSI 2006 Lion C.V.

AlpInvest Partners Later State II-A Lion C.V.

Meridian Holding S.a.r.l.

Bain Pumbaa LuxCo S.a.r.l.

NXP Co-Investment Investor S.a.r.l.

KKR NXP Investor S.a.r.l.

SL II NXP S.a.r.l.

Stichting Management Co-Investment NXP

Kings Road Holdings IV, L.P.

NXP Co-Investment Partners II, L.P.

NXP Co-Investment Partners III, L.P.

NXP Co-Investment Partners IV, L.P.

OZ NXP Investment Ltd.

TCW/NXP Co-Investment Partners IV, L.P.

TCW/NXP Co-Investment Partners IVB, L.P.

NXP Co-Investment Partners VII, L.P.

NXP Co-Investment Partners VIII, L.P.

EXHIBIT INDEX

Exhibit 1	Agreement for the sale and purchase of shares in NXP Semiconductors N.V., dated September 7, 2010, between KPENV and Philips Pension Trustees.*

Exhibit 2	Shareholders’ Agreement, dated August 5, 2010 (filed as Exhibit 2 to the Issuer’s Report on Form 6-K on August 10, 2010).**

Exhibit 3	Registration Rights Agreement, dated as of August 5, 2010 (filed as Exhibit 3 to the Issuer’s Report on Form 6-K on August 10, 2010).**

Exhibit 4	Lock-Up Letter, dated as of September 7, 2010, from Philips Pension Trustees to Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.*

*	Filed herewith
**	Incorporated herein by reference